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                          July 30, 2020

       Patrick J. McEnany
       Chairman, President and CEO
       Catalyst Pharmaceuticals, Inc.
       355 Alhambra Circle, Suite 1250
       Coral Gables, Florida 33134

                                                        Re: Catalyst
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 23, 2020
                                                            File No. 333-240052

       Dear Mr. McEnany:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Philip B. Schwartz,
Esq.